

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
Lori M. Muratta
General Counsel
Shell Midstream Partners, L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002

> **Re: Shell Midstream Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-196850**

Dear Ms. Muratta:

We have reviewed your response letter dated August 12, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Relationship with Shell, page 1

1. We note your response number 4 in your letter of August 12, 2004. Please identify the sections of the Interstate Commerce Code and the FERC regulations that you reference in your response.

Shell Midstream Partners, L.P. , page 70

2. We have considered your response number 12. However, we note that you use the terms "capital expenditures," "expansion capital expenditures," and "maintenance capital expenditures." The distinctions between those terms are not always clear. Expand your

disclosure to further clarify the distinctions and, if appropriate, add them to the Glossary beginning on page B-1.

Index to Financial Statements

General

3.   Please provide updated financial statements and related pro forma financial statements, to comply with the guidance in Rules 3-12 and 11-02(c) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

4.   You set forth in your response to prior comment 20 that consolidation of Mars is not appropriate since the Partnership will not control Mars as significant decisions require 100% consent of stakeholders and the Partnership will only have a 71.5% voting interest. It is not clear; however, whether the examples of significant decisions you have identified in your response are 1) protective rights that would not overcome the presumption of control, or 2) substantive participating rights that would allow the 3rd party non-controlling shareholder to participate in decisions that occur as part of the ordinary course of Mars' business, and are significant factors in directing and carrying out the activities of Mars as set forth in FASB ASC 810-10-25-2 through 25-14 or FASB ASC 810-20. On page 152, for example, it appears that the 3rd party non-controlling shareholder does not participate in the approval of operating and capital budgets, as it seems that only the vote of a majority of the ownership interests is required. Accordingly, please provide a further analysis of the decisions that the 3rd party non-controlling shareholder can effectively participate in, and the reasons why you believe these are substantive participating rights that preclude consolidation under the accounting literature.

Audited Financial Statements of Ho-Ho, page F-28

Allowance Oil Inventory, page F-36

5.   We note from your response to prior comment 23 that during the three months ended March 31, 2014, net gains from allowance oil due to normal, recurring pipeline operations were $0.3 million and during the same period there were no conversion of allowance oil. We note from your balance sheet on page F-13 that allowance oil increased $6.1 million during the first quarter of 2014, which appears to indicate that there are other factors that would account for the increase in allowance oil. Please provide us a reconciliation of your 2014 allowance oil balance sheet account that clarifies the reasons for the increase.

6.   We understand that you estimate $14.7 million of cash from PLA over the twelve months ended June 30, 2015, based upon revised disclosure of cash available for distribution assuming no contractual revenue from PLA on page 71, and the cash available for

distribution assuming revenue from PLA on page 67. $14.7 million from PLA appears to be a significant increase when compared to your historical operations, based upon historical amounts included in response to prior comment 23. Item 303(a)(1) of Regulation S-K requires an identification of any known trends that will result in or that are reasonably likely to result in your liquidity increasing in a material way. Please revise your disclosure under Capital Resources and Liquidity, page 105, to discuss your estimated increase in cash from PLA.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kelly B. Rose, Esq.